UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2002

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE) S.A.

(Exact Name of Registrant as Specified in Its Charter)

DELHAIZE BROTHERS AND CO.
“THE LION” ESTABLISHMENT (DELHAIZE GROUP)

(Translation of Registrant’s Name into English)

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No   X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

JUNE 20, 2002	FOR IMMEDIATE RELEASE

Contacts:	Guy Elewaut:	+ 32 (0)2 412 29 48

	Geoffroy d’Oultremont:	+ 32 (0)2 412 83 21

	Amy Shue (U.S. investors):	+ 1 (704) 633-8250, ext. 2529

	Ruth Kinzey (U.S. media):	+ 1 (704) 633-8250, ext. 2118

Pierre-Olivier Beckers Named Chairman of CIES — The Food Business Forum

BRUSSELS, Belgium - June 20, 2002 — Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced the election for two years, effective today, of Pierre-Olivier Beckers, its President and Chief Executive Officer, as new chairman of CIES – The Food Business Forum. CIES - The Food Business Forum is an international food business network serving as interface between more than 400 retailers and suppliers from 50 countries.

With nearly 50 years of experience in the food business sector, CIES — The Food Business Forum offers a unique platform for information, exchange and networking as well as the creation and development of contacts. The CIES mission is:

•	to anticipate change for the food business, identify future trends and advance best practices and techniques;

•	to improve company performance and professional standards of food retailers and their suppliers in the service of consumers worldwide;

•	to provide an international business forum for member company chief executives and their senior management.

’My main goals will be to bolster CIES’ international presence, to raise the profile of the global food retail sector and to advance industry issues, in particular the harmonization of technical standards’, said Pierre-Olivier Beckers. ‘In addition, I will support CIES in taking the Global Food Safety Initiative to an implementation level with the streamlining of certification processes and the development of an Early Warning System.’

The combined sales of CIES retailer and supplier member companies are over USD 2,800 billion today. CIES retailer members on their own generate over USD 2,000 billion sales, employ 4 million people and operate close to 600,000 stores representing a total sales area of 160 million square meters (1,720 million square feet).

Delhaize Group

Delhaize Group is a Belgian food retailer present in ten countries on three continents. At the end of the first quarter of 2002, Delhaize Group’s sales network consisted of 2,456 stores. In 2001, Delhaize Group posted EUR 21.4 billion in sales and cash earnings of EUR 339.0 million. Delhaize Group employs approximately 147,000 people. Delhaize Group is listed on Euronext Brussels and the New York Stock Exchange.

This press release is available in English, French and Dutch. You can also find it on the recently renewed web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Safe Harbor

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2000 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE) S.A.

Date: July 1, 2002	By:	/s/ Michael R. Waller

Michael R. Waller Senior Vice President

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